UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2007
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant's Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F]

Form 20-F _X__   Form 40-F _____

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____ No _X

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____ No _X

[Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12-g-3-3(b) under
the Securities Exchange Act of 1934]

Yes _____ No _X

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-_____

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 408-3884

NEWS RELEASE

April 30, 2007

TSX-V Trading Symbol: **ASX**
OTC BB Trading Symbol: **ASXSF**

ALBERTA STAR ACHIEVES UP TO A 93% URANIUM RECOVERY RATE ON GRAVITY SEPARATION METHODS FROM THE ELDORADO SILVER & URANIUM TAILINGS

Alberta Star Development Corp., (the "Company") listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce the results of its preliminary metal recovery tests from samples of uranium, silver, copper, nickel and cobalt tailings from the former Eldorado Uranium & Echo Bay mining operations. The Company has received a report (the "SGS Report") from SGS Lakefield Research Ltd. ("SGS"), which conducted the mineral processing and metallurgical testing of tailings collected by the Company during the summer of 2006 from the Eldorado & Echo Bay silver and uranium mines. The purpose of the SGS Report was to determine the nature and mode of occurrence of uranium-bearing minerals and base metal bearing sulphides. The SGS report includes an investigation of the mineralogical properties, physical characterization, tailings composite, and an assessment of the leachability of the tailings to determine the potential recovery of uranium, silver, cobalt, nickel and copper. The Eldorado tailings samples have yielded up to a 93% uranium recovery in gravity separation and up to a 98% uranium recovery using carbonate POX after grinding to 100 microns. The testing also yielded up to a 91% Copper recovery and up to a 87% silver recovery from flotation using collectors only. Flotation using collectors only recovered up to 60% of uranium, cobalt, nickel, zinc and gold. The Company intends to commission additional metallurgical studies to determine the recoverability of metals from these tailings as the Company's Eldorado & Contact Lake programs advance.

HIGHLIGHTS FROM THE PRELIMINARY SGS LAKEFIELD TEST WORK INCLUDE:

- **Up to 93% of uranium recovered in gravity separation using heavy liquids.**
- **Up to 98% of uranium recovered using Carbonate POX after grinding to –100 microns.**
- **Up to 91% of copper recovered from flotation using collectors only.**
- **Up to 87% of silver recovered from flotation using collectors only.**
- **Up to 60% of uranium, cobalt, nickel, zinc and gold recovered from flotation using collectors only.**

The average grade of tailings previously reported by the Company and taken from 83 sample sites is 154 g/t silver (Ag), 0.079% U_3O_8, 0.27% copper (Cu), 0.073% cobalt (Co) and 0.050% nickel (Ni).

Eldorado / Echo Bay Mine - Uranium & Silver Tailings Summary

Copper (Cu)	U_3O_8	Silver (Ag)	Cobalt (Co)	Nickel (Ni)
wt %	wt %	g/t	wt %	wt %
0.273%	0.079%	154	0.073%	0.050%

Notes:
*Sample spacing is irregular and taken where available
*Assay results are preliminary and subject to natural metal leaching and/or enrichment
*Tailings samples ranged in size from ~1 to 5 Kg
*Tailings from Radium Lake and Labine Point causeway are contaminated with waste rock and were sieved to -20 mesh to remove most of the waste rock gangue
*The oversize material (assumed waste rock) carries metal values
*The results of this work are interpreted to indicate that full tailings delineation and assaying is warranted

The Eldorado & Echo Bay mines are reported to have milled approximately 2.2 million tons of high grade uranium-silver ores leaving behind approximately 1.7 million tons of uranium-silver tailings. (Normin NTGO; SENES Report 2005). The Eldorado Uranium Mine formerly mined and produced 15,000,000 pounds of uranium at a head grade of 0.75% U_3O_8 and 8 million ounces of silver, plus, copper, nickel, lead at Eldorado, Port Radium commencing in 1933. The Echo Bay mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton up until its closure in 1982.

Approximately 910,000 tons of uranium-silver tailings are currently contained in the Radium Lake and Cobalt Channel areas and additional 800,000 tons of silver tailings are stored in the McDonough Lake containment area (SENES/CDUT Report 2005). An estimated 170,000 tons of uranium tailings were placed in surface depressions and in the Silver Point area and the remaining 740,000 tons were placed in the Cobalt Channel area of the Great Bear Lake.

SGS REPORT-TECHNICAL ANALYSIS FOR URANIUM, BASE AND PRECIOUS METALS

The SGS report included an investigation of the mineralogical properties, physical characterization, tailings composite, and an assessment of the leachability of the tailings to determine the potential recovery of uranium, silver, cobalt, nickel and copper. The purpose of the preliminary investigation was to determine the nature and mode of occurrence of Uranium-bearing minerals and base metal bearing sulphides. The report describes the findings from the mineralogical test program using a combination of QEMSCAN technology (Quantitative Evaluation of Materials by Scanning Electron Microscopy), X-ray Diffraction Analysis, and optical microscopy conducted on the tailings samples. SGS is an ISO-accredited Canadian based research facility in Lakefield, Ontario that has extensive experience in mineral processing and metallurgical testing of base, precious metals and uranium. Two bulk samples of near surface tailings were shipped to SGS Lakefield to test for economic metal recoveries. The Company is very encouraged with the results of its exploration program and determined that a full delineation drilling and metal characterization followed by economic and metallurgical testing is now warranted.

DISCLAIMER:

While the SGS Lakefield preliminary test results are very encouraging, the Company cautions that these tests were carried out on near surface tailings samples collected in its preliminary exploration program. Definitive test results will not be determined until full delineation drilling program of the tailings is carried out, followed by full metallurgical test work on representative bulk samples of the tailings.

THE ELDORADO URANIUM MINE – ELDORADO URANIUM DISTRICT

The Eldorado Uranium Mine formerly mined and produced 15 million pounds of uranium at an average head grade of 0.75% U_3O_8 and 8 million ounces of silver plus, copper, nickel, radium, polonium and lead at the Eldorado - Port Radium area commencing in 1933. The Eldorado Mine has approximately 25 miles of existing underground workings developed on fourteen levels and was formerly one of Canada's principal producers of high grade uranium pitchblende concentrates from the 1930's to 1960's. The Echo Bay mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton prior to its closure in 1982.

The Company has assembled an experienced IOCG & uranium technical team with advanced uranium exploration expertise, who view the Eldorado & Contact Lake district as having the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current April 30, 2007 spot price for uranium provided by the The Ux Consulting Company LLC (www.uxc.com) is now $113.00 US per pound

ALBERTA STAR DEVELOPMENT CORP.

Alberta Star Development Corp. is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company's Investor Relations and Corporate Communications Specialist, for all corporate updates at **(604) 948-9663.**

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO
Alberta Star Development Corp.
Tel 604.681.3131   Fax 604.408.3884
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Ltd. ("ACME") in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans" "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company's filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.